EXHIBIT 12.1

VIOLIN MEMORY, INC.

STATEMENT REGARDING COMPUTATION OF RATIOS

(in thousands)

	For the Year Ended January 31,					Three Months Ended April 30, 2016
	2012	2013	2014	2015	2016
Earnings (deficiency):
Net loss before taxes	$(44,778)	$(109,005)	$(149,733)	$(108,780)	$(98,925)	$(22,149)
Add:
Fixed charges	3,081	131	1,665	3,327	6,871	1,485

Earnings (deficiency)	$(41,697)	$(108,874)	$(148,068)	$(105,453)	$(92,054)	$(20,664)

Fixed Charges:
Interest expense	$3,033	$31	$1,539	$3,205	$6,716	$1,459
Estimated interest attributable to rental property(1)	48	100	126	122	155	26

Total fixed charges	$3,081	$131	$1,665	$3,327	$6,871	1,485

Deficiency in the coverage of fixed charges	$(44,778)	$(109,005)	$(149,733)	$(108,780)	$(98,925)	$22,149

Ratio of Earnings to Fixed Charges(2)	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Based on a reasonable approximation of the interest factor.

(2)	As earnings were insufficient to cover fixed charges and preferred dividends, if any, no ratio has been presented.